Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

ASX Announcement Tuesday, 26 April 2022 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

FIRST QUARTER REPORT FOR PERIOD ENDED 31 MARCH 2022

Performance

•  Delivered production of 22.3 MMboe, down 1% from Q4 2021.

•  Delivered sales volume of 25.5 MMboe, including a 2% increase in produced LNG sales volume from Q4 2021.

•  Average realised price increased to $93 per barrel of oil equivalent, up 3% from Q4 2021.

•  Delivered sales revenue of $2,355 million, down 17% from Q4 2021 on lower trading activity.

Highlights

•  Commenced processing of Pluto gas at the Karratha Gas Plant (KGP) following the start-up of the Pluto-KGP Interconnector pipeline.

•  Achieved steady state operations for Julimar-Brunello Phase 2, and in April Greater Western Flank Phase 3 achieved ready for start-up.

•  Signed binding agreements for long-term charter hire of three new-build LNG carriers to be delivered ahead of Scarborough’s first cargo targeted in 2026.

•  Released shareholder materials in April, ahead of the shareholder vote on 19 May to approve the proposed merger with BHP’s petroleum business. Filed regulatory documentation in April for listings with the London Stock Exchange and the New York Stock Exchange.

Woodside CEO Meg O’Neill said the first quarter continued strong revenue performance with an increase in produced LNG sales volumes and $2.36 billion of sales revenue.

“The implications of Russia’s invasion of Ukraine have reverberated globally, exacerbating already tight energy markets, particularly for LNG. This has resulted in unprecedented volatility and price spikes to levels not seen since the early part of last decade.

“Revenue was buoyed by a strong average realised portfolio price of $93 per barrel of oil equivalent, despite overall lower sales volume due to reduced trading activity in the currently volatile global energy market.

“We expect in the second quarter to see the continued benefit of stronger pricing, reflecting the oil price lag in many of our LNG contracts.

“In April, significant milestones were achieved in the lead up to the shareholder vote on Woodside’s proposed merger with BHP Petroleum.

“We believe the case for the proposed merger with BHP Petroleum is compelling. It will bring together the best of two successful organisations and deliver the increased scale, diversity and resilience to provide value to shareholders and ensure Woodside better navigates the energy transition.

“The Woodside Board unanimously recommends shareholders vote in favour of the merger.

“The Explanatory Memorandum and Independent Expert Report, which concluded that the proposed merger is in the best interests of Woodside shareholders, were issued earlier this month ahead of the vote, scheduled for our Annual General Meeting on 19 May. Also in April, Woodside filed the required regulatory documents for our secondary listings in New York and London, which are expected to become active on completion of the proposed merger, targeted for 1 June 2022.

“Work on our Scarborough and Pluto Train 2 projects began to ramp up during the first quarter with Bechtel, the engineering, procurement, construction and commissioning contractor for Pluto Train 2, beginning major civil works for the construction accommodation village in Karratha.

“Manufacture of the Scarborough pipeline commenced, and we also exercised a contractual option to fabricate the Scarborough subsea structures in Western Australia.

“Looking ahead, Woodside has signed binding agreements for the long-term charter of three new-build LNG carriers to be delivered prior to the start-up of Scarborough. The new vessels will improve the cost-competitiveness and fuel efficiency of the Woodside fleet.

“In Senegal, the Sangomar Field Development Phase 1 is now more than 50% complete and remains on track for targeted first oil in 2023. Subsea equipment fabrication is progressing, and the second drillship, the Ocean BlackHawk, is scheduled to commence activities in mid-2022.

“An important transition point in the history of the North West Shelf Project was realised in March with the start-up of the Pluto-Karratha Gas Plant (KGP) Interconnector pipeline, for the first time enabling processing of third-party gas at Australia’s largest LNG production facility.

“The start-up of the Pluto-KGP Interconnector supports the accelerated production of gas from the first phase of Pluto’s Pyxis Hub, which is now operating and achieving targeted gas flow rates and in recent days the first LNG cargo produced through the Interconnector was loaded.

“Julimar-Brunello Phase 2 is now in steady state operations and in April, the North West Shelf’s Greater Western Flank Phase 3 project achieved ready for start-up ahead of schedule.

“During the quarter we released our Climate Report 2021 which outlines our response to climate change and our strategy to thrive through the energy transition as a low-cost, lower-carbon energy provider.

“Work has also continued on Woodside’s new energy opportunities. Our collaboration with Heliogen has also deepened with our agreement to deploy a 5 megawatt electric module of the US company’s AI-enabled concentrated solar energy technology in California, as well as jointly market Heliogen’s renewable energy technology in Australia.

“We have launched a carbon capture and utilisation (CCU) collaboration with US-based technology developers ReCarbon and LanzaTech to investigate the viability of a proposed CCU pilot facility in Perth,” she said.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

First QUARTER 2022 REPORT 26 April 2022

Oil production impacted by maintenance and weather First Quarter 2022 Report Previous period (Q4 2021 to Q1 2022) Corresponding period (Q1 2021 to Q1 2022) Liquids includes oil and condensate. Other includes domestic gas and LPG. Q1 2022 Q1 2022 0.2

Increase in produced LNG sales volume Revenue from the sale of produced and purchased hydrocarbons. Excludes processing and services revenue. Represents average realised price including exchange rate impact. Lagged Japan Customs-cleared Crude (JCC) is the typical reference price for long-term LNG contracts. Average of daily published Platts Japan Korea Marker (JKM) prices for delivery during the quarter. Sales volume Sales revenue1 Realised price2 First Quarter 2022 Report Units Q1 21 Q4 21 Q1 22 LNG $/boe 40 93 93 Domestic gas $/boe 17 17 22 Condensate $/boe 67 81 107 Oil $/boe 72 87 111 LPG $/boe 60 104 - Average realised price $/boe 44 90 93 Dated Brent $/bbl 61 80 101 JCC (lagged three months)3 $/bbl 44 73 80 JKM4 $/MMBtu 11.4 28.0 31.2 2 Q1 2022 31.8

First Quarter 2022 Report Shareholder materials released for BHP Petroleum merger WOODSIDE AND BHP PETROLEUM MERGER The proposed merger with BHP’s petroleum business will create a global independent energy company with the scale, diversity and resilience to provide value to shareholders and better navigate the energy transition. The merger is unanimously recommended by Woodside’s Board in the absence of a superior proposal and subject to the Independent Expert maintaining that the merger is in the best interests of Woodside shareholders. On 8 April 2022, shareholder materials were released to the ASX providing further information on the merger transaction, Woodside’s and BHP’s petroleum assets and the outlook for the merged entity. The materials included: The Notice of Annual General Meeting (NoM), which provides information on the items of business to be considered at the Annual General Meeting (AGM) including the approval of the BHP Petroleum merger The Explanatory Memorandum (Annexure A to the NoM), which has been prepared for shareholders and contains detailed disclosure relevant to the vote on the merger The Independent Expert Report, which has been prepared by KPMG and concludes that the proposed merger is in the best interests of Woodside shareholders, in the absence of a superior offer. These materials support shareholders’ consideration of the merger proposal to be voted on at the AGM on 19 May 2022. Woodside also released on 8 April 2022 an investor presentation which is available here. On 12 April 2022, Woodside announced that the UK Financial Conduct Authority (FCA) had approved the UK Prospectus prepared by Woodside to support the listing of Woodside shares on the London Stock Exchange (LSE). On 14 April 2022, Woodside announced it had applied to list its shares in the form of American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). Registration statements were filed with the US Securities Exchange Commission (SEC) in relation to distribution by BHP to its shareholders of the Woodside shares to be issued in connection with the merger and for registration of the ADSs on the NYSE. On 19 April 2022, Woodside announced that the SEC had declared Woodside’s Form F-4 registration statement effective. The listings on the LSE and NYSE are expected to become active on completion of the proposed merger with BHP’s petroleum business. Completion of the merger is targeted for 1 June 2022. 2022 ANNUAL GENERAL MEETING The 2022 Annual General Meeting (AGM) of Woodside Petroleum Ltd will be held at 10.00 am (AWST) on 19 May 2022 at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. The AGM will also be available online at web.lumiagm.com/397447934.

First Quarter 2022 Report Scarborough Field Development Plan approved SCARBOROUGH AND PLUTO TRAIN 2 Bechtel was issued full notice to proceed for Pluto Train 2 in January 2022.1 Major civil works for the construction accommodation village have commenced in Karratha, and first steel was cut for prefabricated buildings. The sale of a 49% non-operated participating interest in the Pluto Train 2 Joint Venture to Global Infrastructure Partners was completed in January 2022. Manufacture of Scarborough line pipe commenced and a contractual option was exercised to fabricate the Scarborough subsea structures within Western Australia. Resourcing was mobilised in readiness for topside fabrication for the Scarborough floating production unit in Q2 2022. In April the Scarborough Field Development Plan (FDP) was accepted, and offers received for the Scarborough pipeline licences from the relevant regulators. Following approval of the FDP, the Scarborough and Pluto Train 2 processing and services agreement executed in November 2021 is now unconditional. COURT PROCEEDINGS DISMISSED In March 2022, the Supreme Court of Western Australia dismissed two proceedings brought against the Chairman of the Environmental Protection Authority challenging the Pluto LNG and Karratha Gas Plant environmental approvals made in 2019. SANGOMAR FIELD DEVELOPMENT PHASE 1 Subsea equipment fabrication continues to progress, and equipment continues to be delivered to Senegal. The subsea installation campaign schedule has been revised and is scheduled to commence in Q3 2022. FPSO conversion activities continued despite challenges caused by COVID-19. The second and last drydock activity scope is complete. The development drilling program progresses as planned and the second drillship, the Ocean BlackHawk, remains on schedule to commence drilling in mid-2022. Confirmation was received from the Government of Senegal that a two-year exploration period extension has been granted for the PSC area covering SNE North-Spica. The Sangomar Field Development Phase 1 was 56% complete at the end of the period and remains on track for targeted first oil in 2023. Bechtel comprises Bechtel (Western Australia) Pty Ltd and Bechtel International, Inc.

Pluto gas processing commenced at NWS PYXIS HUB  The first phase of the Pyxis Hub project, comprising the wells in the Pyxis and Pluto North fields, is operating. Performance tests have confirmed the target flow rates of up to 220 million standard cubic feet per day (mmscf/d) for Pyxis and up to 170 mmscf/d for Pluto North have been achieved. Pyxis Hub comprises the subsea tie-back of the Pyxis, Pluto North and Xena fields to the Pluto offshore platform. The second phase of the project is on track for drilling, completions and subsea tie-back of the Xena 2 well in H2 2022. The project was 83% complete at the end of the period. PLUTO-KGP INTERCONNECTOR The Pluto-KGP Interconnector achieved ready for start-up and commenced flowing gas from the offshore Pluto fields to Karratha Gas Plant (KGP) for processing. Gas from the Pyxis Hub supported start-up of the Pluto-KGP Interconnector and in April 2022, the first LNG cargo produced through the Interconnector was loaded. NWS EXTENSION Tolling operations commenced at the North West Shelf (NWS) Project, following the start-up of the Pluto-KGP Interconnector. Approximately 2.5 million tonnes of LNG in aggregate and approximately 20 petajoules of domestic gas from Pluto is expected to be processed at KGP in the period 2022 to 2025. JULIMAR-BRUNELLO PHASE 2 The project has achieved steady state operations. Julimar-Brunello Phase 2 involves the tie-back of the Julimar field to the Wheatstone platform, supporting continued production from Wheatstone. GREATER WESTERN FLANK PHASE 3 The four well development drilling campaign was completed in January 2022, and the subsea installation program commenced. GWF-3 (including Lambert Deep) is a subsea tie-back opportunity to further commercialise the NWS reserves. The project was 90% complete at the end of the period. In April 2022, ready for start-up was achieved for GWF-3 ahead of the planned schedule and RFSU for the Lambert Deep well is expected later this year. BROWSE The Browse Joint Venture completed work with regulators and stakeholders to support the ongoing assessment of the Browse to NWS environmental referral. First Quarter 2022 Report

Binding agreements signed for three new LNG carriers First Quarter 2022 Report MARKETING AND SHIPPING Woodside has signed binding agreements for the long-term charter hire of three new-build LNG carriers: One vessel owned by Hyundai Glovis Co. Ltd will be constructed by Hyundai Samho Heavy Industries Co. Ltd. The other two vessels owned by Gaslog Carriers Ltd will be constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. The three new vessels will be delivered prior to start-up of the Scarborough Project. They are expected to improve the cost-competitiveness and the fuel efficiency of the Woodside LNG carrier fleet. CLIMATE REPORT 2021 Woodside released its Climate Report 2021 which outlines our response to climate change and our strategy to thrive through the energy transition as a low-cost, lower-carbon energy provider. The report is structured to align with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations framework, and will be put to a non-binding advisory vote at Woodside’s Annual General Meeting on 19 May 2022. NEW ENERGY AGREEMENTS Heliogen and Woodside entered into a project agreement to deploy a 5 megawatt electric module of Heliogen’s AI-enabled concentrated solar energy technology in California. In addition, Heliogen and Woodside have also signed a collaboration agreement to jointly market Heliogen’s renewable energy technology in Australia.  Woodside launched a carbon capture and utilisation (CCU) collaboration with US-based technology developers ReCarbon and LanzaTech. The companies are investigating the viability of a proposed CCU pilot facility in Perth, Western Australia.  H2OK Woodside is progressing front-end engineering design activities which will mature the project scope, cost and schedule. These activities will support a targeted final investment decision (FID) in H2 2022.1 Woodside is in discussions with a number of potential customers regarding potential offtake volumes to underpin FID. Subject to all necessary approvals and appropriate commercial arrangements being finalised.

Data supplement containing production, sales, revenue and expenditure tables in Excel format is available on the Woodside website. DATA TABLES

Production summary

Woodside's share of production for the quarter ended 31 March 2022 with appropriate comparatives:

Production			Three months ended			Year to date	
			31 Mar 2022	31 Dec 2021	31 Mar 2021	31 Mar 2022	31 Mar 2021
LNG	North West Shelf	tonne	570,443	544,605	662,336	570,443	662,336
	Pluto[1]	tonne	1,119,311	1,149,945	1,073,597	1,119,311	1,073,597
	Wheatstone	tonne	291,198	263,132	323,964	291,198	323,964
	Total LNG[2]	**boe**	**17,641,373**	**17,434,144**	**18,344,407**	**17,641,373**	**18,344,407**
Domestic gas	Australia[3]	TJ	4,578	3,676	4,187	4,578	4,187
	Total domestic gas[2]	**boe**	**748,919**	**601,504**	**685,021**	**748,919**	**685,021**
Condensate	North West Shelf	bbl	805,915	794,148	1,002,682	805,915	1,002,682
	Pluto[1]	bbl	744,402	769,257	731,851	744,402	731,851
	Wheatstone	bbl	421,236	532,787	704,957	421,236	704,957
	Total condensate[2]	**boe**	**1,971,553**	**2,096,192**	**2,439,490**	**1,971,553**	**2,439,490**
Oil	Ngujima-Yin[4]	bbl	1,398,055	1,914,171	1,705,114	1,398,055	1,705,114
	Okha[5]	bbl	425,342	452,158	376,802	425,342	376,802
	Total oil[2]	**boe**	**1,823,397**	**2,366,329**	**2,081,916**	**1,823,397**	**2,081,916**
LPG	North West Shelf	tonne	15,752	15,692	16,067	15,752	16,067
	Pluto[1]	tonne	510	-	-	510	-
	Total LPG[2]	**boe**	**133,146**	**128,482**	**131,551**	**133,146**	**131,551**
Total[1]		**boe**	**22,318,388**	**22,626,651**	**23,682,385**	**22,318,388**	**23,682,385**

1. Q1 2022 includes 39.33 kt (0.35 MMboe) of LNG, 11,356 bbl (0.01 MMboe) of condensate and 0.51 kt (0.00 MMboe) of LPG processed at the Karratha Gas Plant through the Pluto-KGP Interconnector.
2. Conversion factors are identified on slide 16.
3. Includes independently marketed gas sales.
4. The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources.
5. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources.

First Quarter 2022 Report | 9

Product sales

Woodside's sales for the quarter ended 31 March 2022 with appropriate comparatives:

Sales			Three months ended			Year to date	
			31 Mar 2022	31 Dec 2021	31 Mar 2021	31 Mar 2022	31 Mar 2021
LNG	North West Shelf	tonne	620,045	644,159	651,149	620,045	651,149
	Pluto[1]	tonne	1,130,822	1,101,478	1,070,534	1,130,822	1,070,534
	Wheatstone[2]	tonne	304,861	278,672	265,480	304,861	265,480
	Purchased[3]	tonne	415,602	831,621	378,214	415,602	378,214
	Total LNG[4]	**boe**	**22,008,436**	**25,433,487**	**21,064,863**	**22,008,436**	**21,064,863**
Domestic gas	Australia[5]	TJ	4,547	3,723	4,232	4,547	4,232
	Total domestic gas[4]	**boe**	**743,964**	**609,058**	**692,369**	**743,964**	**692,369**
Condensate	North West Shelf	bbl	617,818	1,341,500	682,018	617,818	682,018
	Pluto	bbl	472,316	742,515	585,283	472,316	585,283
	Wheatstone	bbl	289,419	661,208	751,724	289,419	751,724
	Total condensate[4]	**boe**	**1,379,553**	**2,745,223**	**2,019,025**	**1,379,553**	**2,019,025**
Oil	Ngujima-Yin[6]	bbl	1,336,017	1,940,714	1,607,684	1,336,017	1,607,684
	Okha[7]	bbl	-	653,401	-	-	-
	Total oil[4]	**boe**	**1,336,017**	**2,594,115**	**1,607,684**	**1,336,017**	**1,607,684**
LPG	North West Shelf	tonne	-	45,767	43,701	-	43,701
	Total LPG[4]	**boe**	**-**	**374,724**	**357,806**	**-**	**357,806**
Total[3]		**boe**	**25,467,970**	**31,756,607**	**25,741,747**	**25,467,970**	**25,741,747**

1. Q1 2022 includes volumes processed at the Karratha Gas Plant via the Pluto-KGP Interconnector.
2. Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of -21 kt (-0.18 MMboe) in Q1 2022, -29 kt (-0.26 MMboe) in Q4 2021 and -11 kt (-0.09 MMboe) in Q1 2021.
3. Purchased LNG is volumes sourced from third parties.
4. Conversion factors are identified on slide 16.
5. Includes independently marketed gas sales.
6. The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources.
7. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources.

First Quarter 2022 Report | 10

Revenue

Woodside's sales and operating revenue for the quarter ended 31 March 2022 with appropriate comparatives:

Revenue (US$ million)		Three months ended			Year to date	
Sales revenue		**31 Mar 2022**	**31 Dec 2021**	**31 Mar 2021**	**31 Mar 2022**	**31 Mar 2021**
LNG	Group[1]	2,043	2,354	838	2,043	838
Domestic gas	Australia	16	10	12	16	12
Condensate	North West Shelf	73	111	46	73	46
	Pluto	46	60	41	46	41
	Wheatstone	29	52	48	29	48
Oil	Ngujima-Yin[2]	148	169	115	148	115
	Okha[3]	-	57	-	-	-
LPG	North West Shelf	-	39	21	-	21
	Total sales revenue	**2,355**	**2,852**	**1,121**	**2,355**	**1,121**
Processing revenue[4]		35	37	34	35	34
Shipping and other revenue		5	17	11	5	11
	Total revenue	**2,395**	**2,906**	**1,166**	**2,395**	**1,166**

1. Q1 2022 includes -$20 million, Q4 2021 includes -$20 million and Q1 2021 includes -$4 million, recognised in relation to periodic adjustments reflecting arrangements governing Wheatstone LNG sales. Q4 2021 also include $35 million relating to Pluto volumes delivered into a Wheatstone sales commitment. These amounts are included within other income/(expenses) in the financial statements rather than operating revenue.
2. The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources.
3. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources.
4. Q1 2022 revenue includes revenue for Pluto gas volumes processed at the Karratha Gas Plant through the Pluto-KGP Interconnector.

First Quarter 2022 Report | 11

Realised prices Realised prices include periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. Refer to slides 10 and 11 for further details. Conversion factors are identified on slide 16. Realised product prices for the quarter ended 31 March 2022 with appropriate comparatives: Realised Price  Three months ended  Three months ended   Units 31 Mar 2022 31 Dec 2021 31 Mar 2021 Units2 31 Mar 2022 31 Dec 2021 31 Mar 2021 LNG1 $/MMBtu 16.0 16.0 6.9 $/boe 93 93 40 Domestic gas $/GJ 3.6 2.8 2.7 $/boe 22 17 17 Condensate $/bbl 107 81 67 $/boe 107 81 67 Oil $/bbl 111 87 72 $/boe 111 87 72 LPG $/tonne - 852 489 $/boe - 104 60 Average realised price       $/boe 93 90 44 Dated Brent         $/bbl 101 80 61 JCC (lagged three months) $/bbl 80 73 44 JKM $/MMBtu 31.2 28.0 11.4 First Quarter 2022 Report

Expenditure

Woodside's share of exploration, evaluation and capital expenditure for the quarter ended 31 March 2022 with appropriate comparatives:

Expenditure (US$ million)		Three months ended			Year to date	
		31 Mar 2022	31 Dec 2021	31 Mar 2021	31 Mar 2022	31 Mar 2021
Exploration and evaluation expense	Exploration expensed[1,2]	6	105	68	6	68
	Permit amortisation	1	1	1	1	1
	Evaluation expensed[2]	1	115	1	1	1
	Total	**8**	**221**	**70**	**8**	**70**
Capital expenditure	Exploration capitalised[3,4]	-	-	-	-	-
	Evaluation capitalised[4]	5	237	50	5	50
	Oil and gas properties[4]	745	954	323	745	323
	Other property, plant and equipment	12	6	12	12	12
	Total	**762**	**1,197**	**385**	**762**	**385**

1. Exploration expense includes the reclassification of well results during the period.
2. Q4 2021 includes $31 million of exploration and $40 million of evaluation expensed as a result of the write-off of Myanmar Block AD-7. Subsequent to the release of the Q4 2021 results, Woodside announced its decision to withdraw from its interests in Myanmar. As a result, the Q4 2021 expense has been adjusted to include $66 million of exploration expensed and $72 million of evaluation expensed relating to the write-off of Myanmar Blocks A-6 and AD-1.
3. Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.
4. Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. The table above does not reflect the impact of such transfers.

First Quarter 2022 Report | 13

Production rates

Average daily production rates (100% project) for the quarter ended 31 March 2022 with appropriate comparatives:

Production rates	Woodside share	100% project		Remarks
		Q1 2022	Q4 2021	
NWS Project				
LNG (t/d)	16.0%	39,553	38,830	Production was higher due to higher onshore reliability and no weather utilisation impacts.
Condensate (bbl/d)	16.0%	55,914	56,575	Production was slightly lower due to lower well reliability.
LPG (t/d)	16.0%	1,093	1,118	
Pluto LNG				
LNG (t/d)	90.0%	13,333	13,888	Production was lower due to reliability events and higher than planned ambient temperatures.
Condensate (bbl/d)	90.0%	9,050	9,291	
Pluto-KGP Interconnector				
LNG (t/d)	100.0%	437	-	Production commenced in March 2022.
Condensate (bbl/d)	100.0%	127	-	
LPG (t/d)	100.0%	6	-	
Wheatstone				
LNG (t/d)	12.2%	26,569	24,972	Production was higher due to higher offshore deliverability.
Condensate (bbl/d)	14.9%	31,436	33,510	Production was lower due to change in well prioritisation.
Australia Oil				
Ngujima-Yin (bbl/d)[1]	60.0%	25,890	34,667	Production was lower due to maintenance and Tropical Cyclone Charlotte.
Okha (bbl/d)[2]	33.3%	14,178	14,744	Production was lower due to planned annual Emergency Shut Down and facility availability.
Domestic gas				
Domestic gas (TJ/d)[3]		51	40	

1. The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources.
2. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources.
3. Domestic gas includes the aggregate Woodside equity domestic gas production from all Australian projects.

First Quarter 2022 Report | 14

Exploration Permits and licences Key changes to permit and licence holding during the quarter ended 31 March 2022 are noted below. Exploration or appraisal wells drilled No exploration wells were drilled during Q1 2022. Seismic activity No seismic activity was undertaken during Q1 2022. First Quarter 2022 Report Region Permit or licence area Change in interest (%) Current interest (%) Remarks Myanmar AD-7 40% 40% A notice to terminate the Production Sharing Contract has been sent to Myanmar Oil and Gas Enterprise. Myanmar AD-1 50% 50% Arrangements to formally exit have commenced. Myanmar AD-8 50% 50% Arrangements to formally exit have commenced. Myanmar A-6 40% 40% Arrangements to formally exit have commenced,

Notes on petroleum resource estimates, forward looking statements and other conversion factors Notes on petroleum resource estimates Unless otherwise stated, all petroleum resource estimates are quoted as at the balance date (i.e. 31 December) of the Reserves Statement in Woodside’s most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). Woodside is not aware of any new information or data that materially affects the information included in the Reserves Statement. All the material assumptions and technical parameters underpinning the estimates in the Reserves Statement continue to apply and have not materially changed. Woodside reports reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for the onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility. Woodside uses both deterministic and probabilistic methods for estimation of petroleum resources at the field and project levels. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation. ‘MMboe’ means millions (106) of barrels of oil equivalent. Dry gas volumes, defined as ‘C4 minus’ hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as ‘C5 plus’ petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio. The estimates of petroleum resources are based on and fairly represent information and supporting documentation prepared under the supervision of, and approved by Mr Jason Greenwald, Woodside’s Vice President Reservoir Management, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Greenwald’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience. Disclaimer and important notice This report contains forward looking statements, including statements of current intention, statements of opinion and expectations regarding Woodside’s present and future operations, possible future events and future financial prospects. Such statements are not statements of fact and may be affected by a variety of known and unknown risks, variables and changes in underlying assumptions or strategy which could cause Woodside’s actual results or performance to differ materially from the results or performance expressed or implied by such statements. There can be no certainty of outcome in relation to the matters to which the statements relate, and the outcomes are not all within the control of Woodside. Woodside makes no representation, assurance or guarantee as to the accuracy or likelihood of fulfilment of any forward looking statement or any outcomes expressed or implied in any forward looking statement. The forward looking statements in this report reflect expectations held at the date of this report. Except as required by applicable law or the ASX Listing Rules, Woodside disclaims any obligation or undertaking to publicly update any forward looking statements, or discussion of future financial prospects, whether as a result of new information or of future events. All figures are Woodside share for the quarter ending 31 March 2022, unless otherwise stated. All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Petroleum Ltd or its applicable subsidiaries. Product Factor Conversion Factor1  Domestic gas 1 TJ 163.6 boe Liquefied natural gas (LNG) 1 tonne 8.9055 boe Condensate  1 bbl 1.000 boe Oil 1 bbl 1.000 boe Liquefied petroleum gas (LPG) 1 tonne 8.1876 boe Natural gas 1 MMBtu 0.1724 boe Minor changes to some conversion factors can occur over time due to gradual changes in the process stream. boe = barrel of oil equivalent TJ = terajoules bbl = barrel MMBtu = million British thermal units MMscf = million standard cubic feet of gas t = tonne Bcf = billion cubic feet of gas kt = thousand tonnes First Quarter 2022 Report

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) (File No. 333-264268) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor), which the SEC has declared effective. Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.